Exhibit 99.1

PPDAI Group Inc. Reports Second Quarter 2019 Unaudited Financial Results

SHANGHAI, August 20, 2019 /PRNewswire/ – PPDAI Group Inc. (“PPDAI,” “Paipaidai,” or the “Company”) (NYSE: PPDF), a leading online consumer finance marketplace in China, today announced its unaudited financial results for the second quarter ended June 30, 2019.

	As of
	June 30, 2018	March 31, 2019	June 30, 2019
Cumulative registered users[1] (’000)	78,144	93,864	99,022
Cumulative number of borrowers[2] (’000)	12,409	15,433	16,528
Cumulative number of individual investors[3]	613,653	689,688	707,885

	For Three Months Ended		YoY Change
	June 30, 2018	June 30, 2019
Number of unique borrowers[4] (’000)	3,252	3,515	8.1%
Loan origination volume[5] (RMB, million)	16,761	21,611	28.9%
Repeat borrowing rate[6] (%)	73.3%	76.8%	4.8%
Average loan size[7] (RMB)	3,212	3,029	-5.7%

Second Quarter 2019 Financial and Operational Highlights

•	Operating revenues[8] increased by 46.6% to RMB1,562.3 million (US$227.6 million) in the second quarter of 2019, from RMB1,065.4 million in the same period of 2018.

•	Loans facilitated by institutional funding partners contributed to 40.2% of operating revenues in the second quarter of 2019.

•	Loan facilitation service fees increased by 24.8% to RMB939.8 million (US$136.9 million) in the second quarter of 2019, from RMB753.3 million in the same period of 2018.

•	Operating income was RMB767.6 million (US$111.8 million) for the second quarter of 2019, representing an increase of 63.6% from RMB469.3 million in the same period of 2018.

•

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax, was RMB779.4 million (US$113.5 million) for the second quarter of 2019, representing an increase of 60.0% from RMB487.1 million in the same period of 2018.

•	Net profit increased by 8.7% to RMB660.5 million (US$96.2 million) in the second quarter of 2019 from RMB607.8 million in the second quarter of 2018.

•	Cumulative registered users[1] reached approximately 99.0 million as of June 30, 2019.

•	Cumulative number of borrowers[2] reached 16.5 million as of June 30, 2019.

•	Cumulative number of individual investors[3] was 707,885 as of June 30, 2019.

•	Number of unique borrowers[4] was approximately 3.5 million for the second quarter of 2019, representing an increase of 8.1% from the same period of 2018.

•	Loan origination volume[5] was RMB21.6 billion for the second quarter of 2019, representing an increase of 28.9% from the same period of 2018.

•	The proportion of total loan origination volume funded by institutional funding partners increased to approximately 44.8% for the second quarter of 2019 from 30.9% for the first quarter of 2019.

•	Average loan tenure[9] was 8.8 months for the second quarter of 2019.

[1]	On a cumulative basis, number of users registered on PPDAI platform as of June 30, 2019.
[2]	On a cumulative basis, number of borrowers whose loans were funded on or prior to June 30, 2019.
[3]	On a cumulative basis, number of individual investors who have made at least one investment in loans on or prior to June 30, 2019.
[4]	Represents the total number of borrowers whose loans on PPDAI platform were funded during the period presented.
[5]	Represents the loan origination volume generated during the period presented.
[6]	Represents the percentage of loan volume generated by repeat borrowers who have successfully borrowed on PPDAI platform before.
[7]	Represents the average loan size on PPDAI platform during the period presented.
[8]

As the Company’s cooperation with institutional funding partners through trust arrangement continues to grow, the Company has included the net interest income and loan provision losses, which were presented below the line operating revenues, in the operating revenues starting from the first quarter of 2019. The comparative financial information was adjusted accordingly.

[9]	Represents the average loan tenure period on PPDAI platform during the period presented.

Mr. Jun Zhang, Chairman and Co-Chief Executive Officer of PPDAI, commented, “Our solid growth momentum, amidst a dynamic and volatile market environment, illustrates the sustained demand for technology-driven consumer finance services in China and reaffirms our leading position in the evolving industry. We are encouraged by our increased institutional funding base which continued driving a healthy and steady growth of our loan origination volume for the second quarter of 2019 with a 28.9% year-over-year increase and a 13.3% sequential increase. By offering a range of consumer financial products and services and leveraging our sophisticated proprietary technologies and core operational expertise, we remain committed to improving our user experience, exploring new growth opportunities both domestically and abroad, and ultimately increasing value for our shareholders.”

Mr. Feng Zhang, Co-Chief Executive Officer of PPDAI, added, “The diversification of our funding sources has been very rapid and successful. In the second quarter, the proportion of loans facilitated with institutional funding partners to total loan origination volume exhibited a better-than-expected increase to 44.8% from 30.9% in the first quarter of 2019. We now have over 20 institutional funding partners active on our platform. For the quarter, loans funded by institutional funding partners contributed to 40.2% of our total operating revenues, demonstrating our growth trajectory bolstered by institutional funding.”

Mr. Simon Ho, Chief Financial Officer of PPDAI, commented, “We are pleased to report another quarter with promising results which reflect our core capability to navigate the evolving industry landscape in a strengthening regulatory environment. In this quarter, we maintained healthy operating efficiency and profitability highlighted by a 60.0% year-over-year increase in our non-GAAP adjusted operating income and non-GAAP operating margin of 49.9%. Our balance sheet remained strong with approximately RMB2.4 billion of cash and short-term liquidity. Notably, our quality assurance fund remains sufficiently funded with a total balance of RMB5.8 billion, equivalent to 22.5% of the total outstanding loans and interest with quality assurance. As we continue to pursue our tech-driven growth strategy and explore valuable opportunities that enhance our suite of offerings and strengthen our brand, we anticipate progressive growth in the long run.”

Second Quarter 2019 Financial Results

Operating revenues for the second quarter of 2019 increased by 46.6% to RMB1,562.3 million (US$227.6 million) from RMB1,065.4 million in the same period of 2018, primarily due to the increase in loan facilitation service fees, post-facilitation service fees and interest income from loans invested mainly through trusts.

Loan facilitation service fees increased by 24.8% to RMB939.8 million (US$136.9 million) for the second quarter of 2019 from RMB753.3 million in the same period of 2018, primarily due to the increase in loan origination volume. Loan facilitation service fees from loans funded by institutional funding partners were RMB377.6 million in the second quarter of 2019.

Post-facilitation service fees increased by 53.4% to RMB315.8 million (US$46.0 million) for the second quarter of 2019 from RMB205.9 million in the same period of 2018, primarily due to the increase in loan origination volume and the rolling impact of deferred transaction fees. Post facilitation service fees from loans funded by institutional funding partners were RMB55.3 million in the second quarter of 2019.

Net interest income and loan provision losses were an income of RMB194.7 million (US$28.4 million) for the second quarter of 2019, representing an increase of 975.7% from RMB18.1 million in the same period of 2018, primarily due to increased interest income from the expansion in the outstanding loan balances of consolidated trusts.

Other revenue increased by 27.0% to RMB112.0 million (US$16.3 million) for the second quarter of 2019 from RMB88.2 million in the same period of 2018, primarily due to an increase in borrower referral fees and an increase in management fees from investment programs that invest in loans protected by the quality assurance fund.

Origination and servicing expenses increased by 30.8% to RMB307.0 million (US$44.7 million) for the second quarter of 2019 from RMB234.7 million in the same period of 2018, primarily due to an increase in fees paid to third party providers for loan collection services and an increase in referral fees paid to third parties for successful loan originations.

Sales and marketing expenses increased by 10.8% to RMB215.2 million (US$31.4 million) for the second quarter of 2019 from RMB194.3 million in the same period of 2018, primarily due to the increase in online customer acquisition cost.

General and administrative expenses increased by 23.0% to RMB102.6 million (US$15.0 million) for the second quarter of 2019 from RMB83.4 million in the same period of 2018, primarily due to an increase in fees paid to third parties for trust management. General and administrative expenses for the period included share-based compensation of RMB11.8 million (US$1.7 million).

Research and development expenses increased by 30.1% to RMB101.6 million (US$14.8 million) for the second quarter of 2019 from RMB78.1 million in the same period of 2018, primarily due to increased investments in technology.

Provision for doubtful accounts was RMB68.3 million (US$10.0 million) for the second quarter of 2019, compared with RMB5.6 million in the same period of 2018 due to the increase in loan origination volume.

Operating income increased by 63.6% to RMB767.6 million (US$111.8 million) for the second quarter of 2019 from RMB469.3 million in the same period of 2018.

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax, was RMB779.4 million (US$113.5 million) for the second quarter of 2019, representing an increase of 60.0% from RMB487.1 million in the same period of 2018.

Other income was RMB45.7 million (US$6.7 million) for the second quarter of 2019, compared with other income of RMB296.5 million in the same period of 2018. Other income primarily consisted of (1) a gain of RMB22.9 million (US$3.3 million) from the quality assurance fund, and (2) an RMB21.3 million (US$3.1 million) mainly from returns on short-term investments. The decrease in other income was due to the decrease in guarantee and derivatives related gains as a result of adjustments in the expected default rates of the outstanding loans. The Company re-evaluates the expected default rate at each balance sheet date to reflect the views of market participants of future defaults of the Company’s loan portfolio based on the latest market changes. For the second quarter of 2019, an RMB16.7 billion of loans facilitated on the Company’s platform had quality assurance protection.

Income tax expenses decreased by 3.2% to RMB152.9 million (US$22.3 million) for the second quarter of 2019 from RMB158.0 million in the same period of 2018.

Net profit increased by 8.7% to RMB660.5 million (US$96.2 million) for the second quarter of 2019, from RMB607.8 million in the same period of 2018.

Net profit attributable to ordinary shareholders of the Company increased by 8.9% to RMB660.5 million (US$96.2 million) for the second quarter of 2019, from RMB606.6 million in the same period of 2018.

As of June 30, 2019, the Company had cash and cash equivalents of RMB1,428.8 million (US$208.1 million) and short-term investments mainly in wealth management products of RMB989.3 million (US$144.1 million).

The total balance of the quality assurance fund, which includes restricted cash of RMB3,307.3 million (US$481.8 million) and the quality assurance fund receivable of RMB2,497.3 million (US$363.8 million), was equivalent to 22.5% of the total outstanding loans and interest with quality assurance.

The following table provides the delinquency rates for all outstanding loans on the Company’s platform as of the respective dates indicated.

As of	15-29 days	30-59 days	60-89 days	90-119 days	120-149 days	150-179 days
March 31, 2016	0.62%	0.93%	0.72%	0.61%	0.48%	0.32%
June 30, 2016	0.82%	1.01%	0.63%	0.43%	0.47%	0.44%
September 30, 2016	0.83%	1.11%	0.80%	0.63%	0.49%	0.39%
December 31, 2016	0.63%	0.91%	0.75%	0.79%	0.69%	0.57%
March 31, 2017	0.57%	0.95%	0.79%	0.59%	0.54%	0.51%
June 30, 2017	0.86%	1.11%	0.79%	0.51%	0.55%	0.52%
September 30, 2017	0.89%	1.40%	1.15%	1.02%	0.79%	0.60%
December 31, 2017	2.27%	2.21%	1.72%	1.63%	1.36%	1.20%
March 31, 2018	0.87%	2.11%	2.43%	3.83%	2.29%	1.89%
June 30, 2018	0.83%	1.21%	1.05%	0.98%	1.60%	2.03%
September 30, 2018	1.03%	1.77%	1.49%	1.29%	1.06%	1.02%
December 31, 2018	0.92%	1.63%	1.41%	1.45%	1.44%	1.34%
March 31, 2019	0.80%	1.61%	1.45%	1.29%	1.31%	1.20%
June 30, 2019	0.86%	1.42%	1.37%	1.19%	1.26%	1.21%

The following chart and table display the historical cumulative 30-day plus past due delinquency rates by loan origination vintage for all loan products facilitated through the Company’s online marketplace:

	Month on Book
Vintage	2nd	3rd	4th	5th	6th	7th	8th	9th	10th	11th	12th
2016Q1	1.00%	1.57%	2.21%	2.82%	3.33%	3.77%	4.09%	4.33%	4.45%	4.57%	4.59%
2016Q2	1.75%	2.49%	3.21%	3.77%	4.17%	4.39%	4.59%	4.76%	4.88%	4.94%	4.96%
2016Q3	1.67%	2.45%	2.96%	3.47%	3.87%	4.11%	4.27%	4.44%	4.59%	4.70%	4.77%
2016Q4	1.29%	2.07%	2.66%	3.15%	3.59%	3.97%	4.32%	4.62%	4.88%	5.07%	5.18%
2017Q1	1.20%	2.01%	2.68%	3.32%	3.87%	4.33%	4.68%	4.98%	5.33%	5.61%	5.80%
2017Q2	1.72%	2.89%	3.81%	4.55%	5.14%	5.78%	6.32%	6.79%	7.05%	7.19%	7.24%
2017Q3	1.82%	2.93%	4.08%	5.16%	6.13%	6.64%	6.88%	7.04%	7.16%	7.22%	7.26%
2017Q4	2.51%	4.12%	5.16%	5.68%	5.97%	6.18%	6.29%	6.39%	6.47%	6.50%	6.50%
2018Q1	1.35%	2.18%	2.97%	3.65%	4.30%	4.85%	5.22%	5.50%	5.66%	5.74%	5.77%
2018Q2	1.75%	3.08%	4.35%	5.43%	6.31%	6.97%	7.45%	7.79%	7.99%	8.08%	8.13%
2018Q3	1.42%	2.48%	3.50%	4.36%	5.07%	5.58%	5.96%	6.27%
2018Q4	1.42%	2.48%	3.54%	4.41%	5.17%
2019Q1	1.33%	2.38%

Business Outlook

The Company currently expects total loan origination volume to be in the range of RMB22 billion to RMB24 billion in the third quarter of 2019. The Company also expects the loan origination volume funded by institutional partners to be in the range of RMB32 billion to RMB38 billion in the second half of 2019. The above outlook is based on current market conditions and reflects the Company’s preliminary expectations as to market conditions, its regulatory and operating environment, as well as customer demand, all of which are subject to change.

Shares Repurchase Program Update

On August 20, 2019, the board of directors of the Company (the “Board”) approved an extension of the Company’s existing share repurchase program for another twelve months, starting from the date on which the Board approved such extension. As of August 19, 2019, the Company had repurchased its own Class A ordinary shares in the form of American Depositary Shares (“ADSs”) with an aggregate value of approximately US$69 million. As such, the Company is authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$51 million in the twelve-month period starting from August 20, 2019.

Change of Management

The Board has approved the resignation of Mr. Jinqi Si from the position as the Chief Technology Officer. Mr. Jinqi Si’s resignation was due to his personal reasons. To ensure a smooth transition, Mr. Si will remain in his capacity until September 30, 2019.

Mr. Yuxiang Wang, the Company’s Chief Product Officer, will concurrently assume the role of Chief Technology Officer. Mr. Wang has been serving as the Company’s Chief Product Officer since 2015. Prior to joining Paipaidai, Mr. Wang served as the vice president of product at Opera Software ASA from 2013 to 2015. Mr. Wang worked at Baidu.com as the product head of Baidu mobile browser from 2012 to 2013. Mr. Wang served as the product director at TeleNav, a company providing location-based services from 2009 to 2012. Prior to this, Mr. Wang served as a senior product manager at MiTAC Research (Shanghai) Ltd. from 2002 to 2009. Mr. Wang received his bachelor’s degree in communication engineering from Jiangsu University in China and master’s degree in software engineering from Fudan University in China.

“I would like to thank Mr. Jinqi Si for his contributions during his tenure in helping PPDAI strengthen technology capabilities and driving all aspects of technology infrastructure with his professionalism and industry experience. On behalf of PPDAI, we wish him well in his future endeavors,” said Mr. Zhang, Chairman and Co-CEO of the Company.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 20, 2019 (8:00 PM Beijing/Hong Kong time on August 20, 2019).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “PPDAI Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.ppdai.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until August 27, 2019, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10134157

About PPDAI Group Inc.

PPDAI is a leading online consumer finance marketplace in China with strong brand recognition. Launched in 2007, the Company is the first online consumer finance marketplace in China connecting borrowers and investors. As a pioneer in China’s online consumer finance marketplace, the Company benefits from both its early-mover advantages and the invaluable data and experience accumulated throughout multiple complete loan lifecycles. The Company’s platform, empowered by its proprietary, cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience, as evidenced by the rapid growth of the Company’s user base and loan origination volume. As of June 30, 2019, the Company had over 99.0 million cumulative registered users.

For more information, please visit http://ir.ppdai.com.

Use of Non-GAAP Financial Measures

We use Non-GAAP operating income, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted operating income help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that adjusted operating income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted operating income is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net (loss)/income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this Non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8650 to US$1.00, the rate in effect as of June 28, 2019 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and PPDAI does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

PPDAI Group Inc.

Head of Investor Relations

Jimmy Tan

Tel: +86 (21) 8030 3200-8601

E-mail: ir@ppdai.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: paipaidai@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: paipaidai@tpg-ir.com

PPDAI GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of June 30,
	2018	2019
	RMB	RMB	USD
Assets
Cash and cash equivalents	1,616,164	1,428,753	208,121
Restricted cash	3,677,557	4,488,099	653,765
Short-term investments	1,694,660	989,339	144,113
Investments	167,501	201,154	29,301
Quality assurance receivable	2,064,366	2,497,327	363,777
Intangible assets	68,880	68,880	10,034
Property, equipment and software, net	144,002	142,474	20,754
Loans receivable, net of provision for loan losses	2,331,108	4,033,994	587,618
Accounts receivable	812,042	1,195,930	174,207
Deferred tax assets	122,763	136,294	19,854
Financial guarantee derivative assets	56,287	48,080	7,003
Contract assets	112,103	110,645	16,117
Right of use assets	—	102,039	14,864
Prepaid expenses and other assets	224,623	1,002,807	146,074
Goodwill	50,411	50,411	7,343

Total assets	13,142,467	16,496,226	2,402,945

Liabilities and Shareholders’ Equity
Payable to platform customers	905,034	740,454	107,859
Quality assurance payable	3,819,379	5,112,987	744,791
Payroll and welfare payable	188,254	139,197	20,276
Taxes payable	225,101	220,516	32,122
Short-term borrowings	25,000	25,000	3,642
Funds payable to investors of consolidated trusts	1,505,909	2,629,773	383,070
Contract liabilities	165,469	171,851	25,033
Deferred tax liabilities	100,064	110,070	18,997
Accrued expenses and other liabilities	222,519	251,782	33,712
Leasing liabilities	—	92,114	13,418

Total liabilities	7,156,729	9,493,744	1,382,920

Commitments and contingencies
PPDAI Group Inc. Shareholders’ Equity
Ordinary shares	102	103	14
Additional paid-in capital	5,896,017	5,620,359	818,699
Treasury stock	(332,121)	(12,315)	(1,794)
Statutory reserves	256,006	256,006	37,292
Accumulated other comprehensive income	58,210	57,941	8,438
Accumulated deficit	45,668	1,018,643	148,382

Total PPDai Group Inc. shareholders’ equity	5,923,882	6,940,737	1,011,031

Non-controlling interest	61,856	61,745	8,994

Total shareholders’ equity	5,985,738	7,002,482	1,020,025

Total liabilities and shareholders’ equity	13,142,467	16,496,226	2,402,945

PPDAI GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2018	2019		2018	2019
	RMB	RMB	USD	RMB	RMB	USD
Operating revenues:
Loan facilitation service fees	753,260	939,754	136,891	1,374,069	1,878,365	273,615
Post-facilitation service fees	205,866	315,793	46,000	433,030	623,871	90,877
Net interest income and loan provision losses	18,053	194,747	28,368	56,673	328,054	47,786
Other Revenue	88,214	111,972	16,311	157,021	190,313	27,722

Total Operating revenues	1,065,393	1,562,266	227,570	2,020,793	3,020,603	440,000

Operating expenses:
Origination and servicing expenses	(234,650)	(306,963)	(44,715)	(481,749)	(570,975)	(83,172)
Sales and marketing expenses	(194,309)	(215,213)	(31,349)	(345,372)	(359,395)	(52,352)
Research and development expenses	(78,086)	(101,562)	(14,794)	(152,692)	(189,283)	(27,572)
General and administrative expenses	(83,409)	(102,610)	(14,947)	(154,342)	(209,824)	(30,564)
Provision for doubtful accounts receivables	(5,591)	(68,349)	(9,956)	(17,220)	(128,710)	(18,749)

Total operating expenses	(596,045)	(794,697)	(115,761)	(1,151,375)	(1,458,187)	(212,409)

Other income (expenses)
Gain from quality assurance fund	151,089	22,883	3,333	210,832	57,010	8,305
Realized gain (loss) from financial guarantee derivatives	(101,885)	2,582	376	(147,107)	(7,540)	(1,098)
Fair value change of financial guarantee derivatives	196,543	(7,424)	(1,082)	268,073	(8,207)	(1,196)
Other income, net	50,748	27,704	4,036	96,776	54,053	7,874

Profit before income tax expense	765,843	813,314	118,472	1,297,992	1,657,732	241,476
Income tax expenses	(158,049)	(152,852)	(22,265)	(252,634)	(294,152)	(42,848)

Net profit	607,794	660,462	96,207	1,045,358	1,363,580	198,628
Net profit (loss) attributable to non-controlling interest shareholders	1,235	(49)	(7)	(247)	(111)	(16)
Net profit attributable to PPDai Group Inc.	606,559	660,511	96,214	1,045,605	1,363,691	198,644

Foreign currency translation adjustment, net of nil tax	51,751	13,812	2,012	10,455	(269)	(39)

Total comprehensive income attributable to PPDAIGroup Inc.	658,310	674,323	98,226	1,056,060	1,363,422	198,605

Weighted average number of ordinary shares used in computing net income per share
Basic	1,505,581,042	1,533,957,777	1,533,957,777	1,504,315,031	1,513,972,147	1,513,972,147
Diluted	1,621,402,274	1,567,527,588	1,567,527,588	1,612,638,809	1,563,446,663	1,563,446,663
Net income per share -Basic	0.4029	0.4306	0.0627	0.6951	0.9007	0.1312
Net income per ADS-Basic	2.0144	2.1530	0.3136	3.4754	4.5037	0.6560
Net income per share -Diluted	0.3741	0.4214	0.0614	0.6484	0.8722	0.1271
Net income per ADS-Diluted	1.8705	2.1069	0.3069	3.2419	4.3612	0.6353

PPDAI GROUP INC.

UNAUDITED Reconciliation of GAAP And Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2018	2019		2018	2019
	RMB	RMB	USD	RMB	RMB	USD
Net Revenues	1,065,393	1,562,266	227,570	2,020,793	3,020,603	440,000
Less: total operating expenses	(596,045)	(794,697)	(115,761)	(1,151,375)	(1,458,187)	(212,409)
Operating Income	469,348	767,569	111,809	869,418	1,562,416	227,591
Add: share-based compensation expenses	17,765	11,815	1,721	32,443	23,937	3,487
Non-GAAP adjusted operating income	487,113	779,384	113,530	901,861	1,586,353	231,078

PPDAI GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended June 30,			Six Months Ended June 30,
	2018	2019		2018	2019
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by operating activities	152,204	618,444	90,087	240,294	1,093,494	159,285
Net cash provided by (used in) investing activities	716,167	(853,418)	(124,314)	489,418	(1,123,365)	(163,637)
Net cash provided by (used in) financing activities	(110,254)	67,432	9,822	(174,226)	652,025	94,978
Effect of exchange rate changes on cash and cash equivalents	48,988	16,338	2,379	7,860	977	143
Net increase (decrease) in cash, cash equivalent and restricted cash	807,105	(151,204)	(22,026)	563,346	623,131	90,769
Cash, cash equivalent and restricted cash at beginning of period	4,039,945	6,068,056	883,912	4,283,704	5,293,721	771,117
Cash, cash equivalent and restricted cash at end of period	4,847,050	5,916,852	861,886	4,847,050	5,916,852	861,886